Exhibit 12

Sizeler Property Investors, Inc.

Ratios Table (000's)

	Year ended December 31					Quarter ended March 31, 2004
	1999	2000	2001	2002	2003
						(unaudited)
Income (loss) from continuing operations	2,347	2,328	2,203	2,842	1,223	(333)
Fixed charges	15,427	16,588	15,791	14,116	14,440	3,787
Capitalized interest	(161)	(494)	(307)	(490)	(1,730)	(276)

Earnings	17,613	18,422	17,687	16,468	13,933	3,178

Interest expense	15,018	15,850	15,240	13,377	12,459	3,448
Capitalized interest	161	494	307	490	1,730	276
Amortization of debt issuance costs	248	244	244	249	251	63

Total fixed charges	15,427	16,588	15,791	14,116	14,440	3,787

Preferred dividends				547	819	205

Ratio of earnings/fixed charges	1.14	1.11	1.12	1.17	0.96	0.84

Ratio of earnings/fixed charges and preference dividends	1.14	1.11	1.12	1.16	0.97	0.85